

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Marius Silvasan
Chief Executive Officer
ONE BIO, Corp.
19950 West Country Club Drive, Suite 100
Aventura, FL 33180

> **Re: ONE BIO, Corp.**
> **Information Statement on Schedule 14C**
> **Filed July 13, 2010**
> **File No. 001-34604**

Dear Mr. Silvasan:

We have limited our review of your information statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please revise your disclosure to describe any current plans, arrangements or understandings relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed increase in authorized shares to 100 million, including the terms of any current financing plans. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director